SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ No. 06.164.253/0001-87
NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 04, 2023

I.	Date, Time and Place: On August 4, 2023, at 3pm, in a hybrid form, considered as held at the head office of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/no., Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the City and State of São Paulo.

II.	Call Notice and Attendance: The call notice was waived due to the attendance of all members of the Board of Directors, by videoconference, pursuant to Article 19 of the Company's Bylaws.

III.	Presiding Board: Mr. Constantino de Oliveira Junior was the Chairman of the meeting, and invited me, Mrs. Renata Domingues da Fonseca Guinesi, to act as secretary of the meeting.

IV.         Agenda: To pass resolutions on the following matters: (i) the resignation of Mr. Eduardo José Bernardes Neto from the positions of Vice-President Officer and member of the Company's Alliances Committee; e (ii) the election of member of the Company's Alliances Committee.

V.	Resolutions: Following the necessary explanation and after a detailed analysis of the documents regarding the matters listed herein, the members of the Company’s Board of Directors approved, by unanimous voting:

(i)	Consign the resignation of Mr. Eduardo José Bernardes Neto from the positions of Vice-President Officer and member of the Company's Alliances Committee, for which he was elected at the Board of Directors' Meeting held on May 2, 2023, under nº 223.569/23-9 in the session 05/30/2023 of the Board of Trade of State of São Paulo pursuant to the resignation letter presented by him to the Company on the date hereof and filed at the Company's headquarters; and

(ii)        The election of Mr. Mateus Pongeluppi, Brazilian, married, accountant, bearer of Identity Card RG No 30.103.065-0, issued by SSP/SP, enrolled with the CPF/MF under No. 324.480.868-93, with professional street address at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, Zip Code 04626-020, as new member of the Company's Alliances Committee, with a unified term of office with the other members of the respective Committee elected at the Board of Directors' Meeting held on May 2, 2023.

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The member of the Company's Alliances Committee hereby elected declared, in accordance with the provisions set forth in Article 37, item II, of Law No. 8,934/1994 and Article 147, paragraphs 1 and 2, of the Law No. 6,404/1976, that has not been charged for any crime provided for by law nor any legal or regulatory restrictions which would prevent him from exercising business activities. The instrument of investiture of the Company's Alliances Committee member elected herein, with the applicable legal representations for the exercise of their positions, were duly signed and is filed at the Company's headquarters.

Due to the above resolution, the Company's Alliances Committee is now composed of the following members: (a) Mr. Constantino de Oliveira Junior, Brazilian, married, businessman, bearer of Identity Card RG No. 929.100, issued by SSP/DF, enrolled with the CPF/MF under No. 417.942.901-25; (b) Mr. Celso Guimarães Ferrer Junior, Brazilian, married, economist, bearer of Identity Card RG No. 24982348, issued by SSP/SP, enrolled with the CPF/MF under No. 309.459.748-33; both with business address at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, Zip Code 04626-020, in the city of and State of São Paulo; and (c) Mr. Mateus Pongeluppi, already qualified.

VI.         Signatures: As there was nothing further to discuss, the meeting was closed for drawing up these minutes, which were read, approved and signed by the members of the Board of Directors present and by the Chairman and Secretary of the Meeting. Chairman: Sr. Constantino de Oliveira Junior; Secretary: Renata Domingues da Fonseca Guinesi; Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Adrian Neuhauser, Richard Freeman Lark Jr., Anmol Bhargava, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo e Philipp Michael Schiemer.

I hereby certify that this is a faithful copy of the minutes that were drawn up in the proper book.

São Paulo, August 04, 2023.

Constantino de Oliveira Junior Chairman Renunciate Director: _______________________________ Eduardo José Bernardes Neto	Renata Domingues da Fonseca Guinesi Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer